June 8, 2010

SEC CORRESPONDENCE FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alexandra Ledbetter

Re:               Voyager Oil & Gas, Inc.
Registration Statement on Form S-3
Filed April 29, 2010
File No. 333-166402

Dear Ms. Ledbetter:

On April 29, 2010, Voyager Oil & Gas, Inc. (the “Company”) filed a registration statement on Form S-3 (the “Registration Statement”) to register, on behalf of certain stockholders, an aggregate of 21,178,331 shares for resale (the “Shares”). The staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) has orally inquired whether the Company is properly using Form S-3 to register the offering of the Shares and whether the offering is properly characterized as a secondary offering, rather than an indirect primary offering for which identification of the selling stockholders as underwriters would be required. On behalf of the Company, we responded to these inquiries in correspondence dated May 21, 2010. The purpose of this letter is to elaborate on whether the Company should be deemed a “successor registrant” to Plains Energy Investments, Inc. (the “Target”) under the Securities Act of 1933, as amended (the “Securities Act”).

General Instruction I.A.7. to Form S-3 states that if the registrant is a successor registrant, its satisfaction of certain Form S-3 eligibility criteria will be based in part on the eligibility of its predecessor. “Succession” is defined in Rule 405 of Regulation C of the Securities Act to mean “the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer.” In a no-action letter to a third party facing similar circumstances, the Staff determined that an entity would not be deemed a “successor registrant” due to the fact that the assets and liabilities of the post-succession entity were not substantially the same as those of the pre-succession entity. Based on the Staff’s position in West Point Acquisition Corp. (pub. avail. July 7, 1989), we respectfully submit that the Company is not a “successor registrant” to the Target because its post-Merger assets and liabilities are not substantially the same as those of the Target prior to the Merger. Therefore, the Company’s ability to use Form S-3 should be based solely on the Company’s satisfaction of the Registrant Requirements set forth on Form S-3, without regard to the history of the Target.

1.              Factual Background

The Company acquired the Target, a privately-held Nevada corporation, in connection with a merger completed on April 16, 2010 (the “Merger”). In the Merger, Plains Energy Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, merged with and into the Target, with the Target remaining as the surviving corporation and a wholly-owned subsidiary of the Company. Upon completion of the Merger, the common stock, warrants, and restricted common stock of the Target that were outstanding prior to the Merger were converted into the right to receive common stock, warrants and restricted common stock of the Company.

The Merger was consummated by the Company not so that the Target could acquire a public shell company, but to combine the assets and features of two separate operating companies to create a new, distinct business enterprise that owns the Target as an operating subsidiary.  In a legal opinion issued at the time of the Merger by the law firm of Maslon Edelman Borman & Brand, LLP, it was opined that “as of the date of the Merger, the Company is not a “shell company” as such term is defined in Section 12b-2 of the Exchange Act.”  That opinion was based upon the fact that the Company conducted its own operations prior to the Merger.

Simultaneously with the Merger, the Company also transferred assets and liabilities relating to its gaming operations to another wholly-owned subsidiary, named ante5, Inc., in order to preserve the value of the assets remaining from those operations for the benefit of pre-Merger stockholders. The Company intends to complete a spin-off of its shares of ante5, Inc. in the near future.  Those assets, however, remain assets of the Company’s subsidiary and, therefore, indirectly assets of the Company at this time.

2.              Differences between the Company and Plains Energy Investments, Inc.

The Merger involved the combination of two operating companies that resulted in creation of a new business enterprise having attributes of both the Target and the former Company, yet distinct from the Target and the former Company.  The Merger was effectuated both to allow the Company to acquire the operating business of the Target and to give the Target access to capital and certain other assets of the Company that were not previously assets of the Target.  As a result, the ongoing operations and organization of the combined company differ substantially from the pre-Merger activities of the Target.  The following discussion identifies the primary differences between the Target’s pre-Merger operations compared to the Target’s post-Merger operations, as the Merger has resulted in the Target becoming the Company’s primary operating subsidiary going forward.

a.     Assets and Liabilities.  The combined company possesses various assets and liabilities of the Company that previously were not attributable to the Target and going forward remain assets and responsibilities of the Company.  For instance, the combined company maintains the insurance policies of the Company and cancelled the Target’s previous insurance policies, the combined company retained the Company’s office lease in Los Angeles, California and it retained auction rate securities and certain investment accounts that were previously in the name of the Company.  In connection with the Merger, the Company also made a $500,000 loan to Ante5, Inc.  Further, any legacy liabilities that the Company might have from historical activities in excess of $2,500,000 in the aggregate are retained by the Company.  The insurance policies, the Los Angeles, California office lease, auction rate securities, certain investment accounts and legacy assets were not assets and liabilities of the Target prior to the Merger, but constitute significant assets and liabilities of the combined company.

b.     Business Focus.  The historical business of the Company was to create internationally branded entertainment and consumer products driven by the development, production and marketing of televised programming based on gaming themes.  Post-Merger, the Company’s operations will consist primarily of the prior business of the Target with the enhancements as well as new liabilities that it obtained by the Merger.  Prior to the Merger, the Target provided capital investments for acreage acquisitions and working interests in existing or planned hydrocarbon production with a special focus on scaleable, repeatable natural gas plays with established operators.  From its inception until the Merger, the Target focused its business plan and deployed the vast majority of its privately raised capital into its natural gas joint ventures with Hancock Enterprises and limited its operations primarily to Montana.  Pre-Merger, the Target held very little leased interests outside of such joint ventures with Hancock Enterprises.  Prior to the Merger, acreage in North Dakota accounted for less than 5% of the Target’s total acreage position.

As a result of the Merger, the Target has access to the assets and cash of the Company and its business has dramatically changed.  The Target no longer is focused solely on its joint ventures in Montana but on acreage acquisitions and holdings in Montana and North Dakota.  As of June 1, 2010 North Dakota acreage controlled by the Company comprises nearly 20% of the total acreage position of the Target, and management believes the Company will devote the majority of its financial resources to acquisitions and activities outside Montana in the future.  This change in business focus is principally the result of an agreement between the constituent companies to alter the Target’s business objectives in connection with the Merger.  With the consummation of the Merger, the Target was able to greatly expand its business model and has used the capital to concentrate on acreage acquisitions throughout Montana and North Dakota.  This possibility would not have existed without the Merger of the two companies.

c.     Property.  Pursuant to the Merger, the Target assumed the Company’s lease of its office space in Los Angeles, California and the Target now maintains an office in Los Angeles.  Prior to the Merger, the Company did not have any offices outside of Billings, Montana.

d.     Financial Statements.  The financial statements of the Company post-Merger are the consolidated historical financial statements of the Company and the Target.  Going forward the assets and liabilities that the Target obtained from the Company, along with its assets and liabilities will be consolidated as one set of financial statements.  The Target obtained assets in the form of cash and cash equivalents from the Company but it also took on certain liabilities.  Such liabilities consisted of the Company’s obligation to pay certain fees and expenses, the Company’s obligation under its lease in Los Angeles, California, potential legacy liabilities from any infringing acts relating to the Company’s past business and the Company’s obligations to indemnify its directors and officers pursuant to Indemnification Agreements.

e.     Directors and Executive Officers.  Prior to the Merger, the Target had two directors, James Randall Reger and Weldon W. Gilbertson.  In connection with the Merger these two directors resigned and a new slate of eight directors (James Russell (J.R. Reger), Lyle Berman, Bradley Berman, Terry Harris, Steve Lipscomb, Myrna Patterson McLeroy, Loren J. O’Toole II and Joseph Lahti) were appointed to the Company’s Board of Directors.  Of these eight new directors, Lyle Berman, Bradley Berman and Steve Lipscomb were former directors of the Company and J.R. Reger was appointed to serve on the board on behalf of the Target.  Mr. Lahti was selected by the Company and the remaining three directors were selected by the Target in order to assist and lead the combined company in its new direction following the Merger.  The Chairman of the Target’s Board of Directors, Lyle Berman, was the Chairman of the Company’s Board of Directors.  Also the Target has retained all Committee Charters, an Insider Trading Policy and Code of Conduct as existed with the Company, not the Target.  The Target currently has only a Chief Executive Officer and Chief Financial Officer but anticipates hiring additional executive officers in the near term as the post-Merger business plan progresses.  The Target entered into Employment Agreements with its Chief Executive Officer and Chief Financial Officer effective post-Merger instead of assuming the existing Employment Agreements that each executive officer had with the Target pre-Merger.  Certain restricted stock and warrant provisions for the Company’s Chief Executive Officer and Chief Financial Officer were also re-negotiated in connection with the Merger and differ from the provisions previously maintained by the Target.

f.      Executive and Director Compensation.  After the Merger, the executive officer compensation policies and procedures of the Target will be those of the Company and not of the pre-Merger Target.  The Target will also assume the Company’s guidelines by which its directors are compensated.  The pre-Merger Target did not have formal executive officer compensation policies and procedures, not did have a formal guidelines as to director compensation.

g.     Security Ownership.  Prior to the Merger, the Target’s stockholders consisted of a large number of holders who purchased their shares from the Target in private placement transactions.  Upon completion of the Merger, the common stock, warrants, and restricted common stock of the Target that were outstanding prior to the Merger were converted into common stock, warrants and restricted common stock of the Company. The stockholders of the Company prior to the Merger retained their outstanding common stock and options to purchase shares of Company common stock.  As a result of the merger, on a fully diluted basis, stockholders of the Target prior to the Merger now hold approximately 55.5% of the ownership of the Target and stockholders of the Company prior to the Merger now hold approximately 44.5% of the ownership of the Target.  Importantly, the Company’s Chief Executive Officer and Chief Financial Officer, as well as Directors Lyle Berman, Bradley Berman and Steve Lipscomb, agreed to be subject to lock-up agreements restricting sales of any capital stock they own following the Merger, which restrictions were not in effect prior to the Merger.

h.     Certain Relationships and Material Transactions or Agreements.  Another aspect of identifying whether an entity is a successor registrant is whether certain disclosures would be identical for the entity pre-Merger and post-Merger.  The materiality of certain of the Target’s transactions and agreements was altered as a result of the Merger.  For instance, the Target has a joint venture with Hancock Enterprises in pursuing oil and natural gas exploration opportunities, pursuant to which the Target pays for certain costs associated with acquiring leases to be held by the joint venture.  As discussed under the “Business” discussion above, post-Merger the Target’s business plan has changed dramatically and its joint venture with Hancock Enterprises is no longer material to the Target.  As such, any disclosure relating to the joint venture with Hancock Enterprises will be dramatically different as a result of the Merger.

i.      Banking Accounts.  Following the Merger, the Company has implemented restrictions on the combined company’s banking accounts that require Lyle Berman to approve expenditures in excess of $1,000,000 and require the Company’s entire Board of Directors to approve expenditures in excess of $3,000,000.  Mr. Berman is the Company’s Chairman and had no association or involvement with the Target prior to the Merger.  These policies impose new restrictions on the operations of the combined company that previously did not apply to the Target.

We respectfully submit that the foregoing facts demonstrate that the Company’s post-Merger assets and liabilities are not substantially the same as those of the Target prior to the Merger, and therefore advise that the Company should not be deemed a “successor registrant.”

Because the Company is not a “successor registrant,” it is eligible to use Form S-3 to register the resales of the Shares. The Company is organized under the laws of the United States and has its principal business operations in the United States; has a class of equity securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); has been subject to the requirements of Section 12 or 15(d) of the Exchange Act, has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) since April 29, 2009 (which constitutes a period of twelve calendar months immediately preceding the filing of the Registration Statement on April 29, 2010), and has filed in a timely manner all reports required to be filed since March 31, 2009 (which constitutes a period of twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement on April 29, 2010), other than reports specifically enumerated in General Instruction I.A.3(b); and has not, and its subsidiaries have not,  since January 3, 2010 (the end of the last fiscal year for which certified financial statements were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act), failed to pay any dividend or sinking fund installment on preferred stock, or defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults would be material to the financial position of the Company taken as a whole.

3.              Policy Arguments in Favor of the Company’s Use of Form S-3

Although we believe that the Company is not a “successor registrant,” and therefore that the lack of reporting history for the Target should not preclude the Company’s ability to satisfy the Registrant Requirements of Form S-3, we also respectfully advise that, from a policy perspective, the investing public has access to information about the Target and the Company as a whole. The Company has filed a Form 8-K to report the acquisition that includes information that would be required by Form 10. In addition, the Form S-3 includes historical financial statements of the Target and pro-forma financial statements showing the effect of the Merger on the Company. The availability of public information regarding the combined entity alleviates any concern that would deny the Company use of Form S-3 from a policy perspective.

***

We respectfully submit that the foregoing responses are appropriately responsive to the Staff’s comments and would sincerely appreciate your prompt attention to the Registration Statement. If you have any questions regarding this letter, please contact Thomas Steichen at (612) 492-7338 or Ryan Brauer at (612) 492-7252 so that we can promptly respond on the Company’s behalf to your questions and concerns.

Sincerely,

/s/ Thomas F. Steichen
Thomas F. Steichen

CC:        James Russell (J.R.) Reger
Mitchell R. Thompson